================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                             --------------------


                                   FORM 11-K


(Mark One)

   [X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996

                                      OR

   [_]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                     For the transition period from     to


                         Commission file number 1-8940

                             --------------------

                  Philip Morris Deferred Profit-Sharing Plan

                           (Full title of the plan)


                         PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York 10017


          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)


================================================================================

                  PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                          ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996





                               TABLE OF CONTENTS


                                                                         Page(s)
                                                                         -------
Report of Independent Accountants.....................................        3

Financial Statements:
   Statements of Financial Condition as of December 31,
     1996 and 1995....................................................      4-5
   Statements of Income and Changes in Plan Equity for
     the years ended December 31, 1996, 1995 and 1994.................      6-8
   Notes to Financial Statements......................................     9-21

Signatures............................................................       22

Schedules:
   Schedule I - Investments as of December 31, 1996...................   S-1-11


   Other schedules are omitted because the information required is contained in the financial statements.

Exhibits:
      23.  Consent of Independent Accountants.

                       REPORT of INDEPENDENT ACCOUNTANTS

To:     The Corporate Employee Plans Investment
        Committee of Philip Morris Companies Inc., the Corporate Employee Benefit Committee of
        Philip Morris Companies Inc., the Administrator, and all Participants as a group (but not individually) of the Philip Morris Deferred Profit-Sharing Plan:

        We have audited the accompanying statements of financial condition of the Philip Morris Deferred Profit-Sharing Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1996, and the schedule of investments as of December 31, 1996. These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. (or its delegate). Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the fiduciaries, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1996 and 1995, and the income and changes in plan equity for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of financial condition and statements of income and changes in plan equity is presented for purposes of additional information rather than to present the financial condition and changes in income and plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                        COOPERS & LYBRAND L.L.P.



New York, New York
April 11, 1997

                  PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                       STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1996
                           (in thousands of dollars)

                                   --------



                                                                   U.S.
                                Equity          Interest        Government                            International
                                Index            Income         Obligations       Philip Morris          Equity
                                 Fund             Fund             Fund            Stock Fund             Fund
                              ----------      ------------     ------------       -------------       -------------
ASSETS:
  Allocated share of
   Trust net assets           $  724,192      $    686,005     $     50,722       $     757,242       $      27,550
  Employer contributions
   receivable                     28,434            24,072            8,865              24,789               1,175
                              ----------      ------------     ------------       -------------       -------------
     Total assets                752,626           710,077           59,587             782,031              28,725
                              ----------      ------------     ------------       -------------       -------------
     Plan equity              $  752,626      $    710,077     $     59,587       $     782,031       $      28,725
                              ==========      ============     ============       =============       =============


                                                 Growth        Participants'
                               Balanced          Equity            Loan
                                 Fund             Fund            Account             Total
                              ----------      ------------     ------------       -------------
ASSETS:
  Allocated share of
   Trust net assets           $   50,572      $     36,719     $     64,645       $   2,397,647
  Employer contributions
   receivable                      1,577             1,559                               90,471
                              ----------      ------------     ------------       -------------
     Total assets                 52,149            38,278           64,645           2,488,118
                              ----------      ------------     ------------       -------------
     Plan equity              $   52,149      $     38,278     $     64,645       $   2,488,118
                              ==========      ============     ============       =============


  The accompanying notes are an integral part of these financial statements.

                  PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                       STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1995
                           (in thousands of dollars)

                                  ---------


                                                             U.S.
                              Equity        Interest      Government                 International
                              Index         Income        Obligations  Philip Morris    Equity
                               Fund          Fund            Fund        Stock Fund     Fund
                             -----------    ----------    -----------  ------------- -------------
 ASSETS:
    Allocated share of
      Trust net assets        $  570,188     $ 607,329     $   43,672  $     672,808  $     9,072
    Employer contributions
      receivable                  27,119        24,166          7,235         20,915          673
    Interfund receivables
      (payables)                    (386)          447            716           (753)          16
                             -----------    ----------     ----------  -------------  -----------
        Total assets             596,921       631,942         51,623        692,970        9,761
                             -----------    ----------     ----------  -------------  -----------
  LIABILITIES:
    Distributions and
      withdrawals payable            641         1,010             65            812            1
    Undistributed
      participants' loans             14                            3             11
                             -----------    ----------     ----------  -------------  -----------
        Total liabilities            655         1,010             68            823            1
                             -----------    ----------     ----------  -------------  -----------
        Plan equity          $   596,266    $  630,932     $   51,555  $     692,147  $     9,760
                             ===========    ==========     ==========  =============  ===========

                                              Growth       Participants'
                             Balanced         Equity          Loan
                               Fund            Fund          Account         Total
                             ---------      ---------      ------------   ----------
 ASSETS:
    Allocated share of
      Trust net assets        $ 22,520       $ 17,592       $ 61,924      $2,005,105
    Employer contributions
      receivable                   892            897                         81,897
    Interfund receivables
      (payables)                   (23)           (17)                           -
                              --------       --------       --------      ----------
        Total assets            23,389         18,472         61,924       2,087,002
                              --------       --------       --------      ----------
  LIABILITIES:
    Distributions and
      withdrawals payable            4              2             76           2,611
    Undistributed
      participants' loans                                        (28)            -
                              --------       --------       --------      ----------
        Total liabilities            4              2             48           2,611
                              --------       --------       --------      ----------
        Plan equity           $ 23,385       $ 18,470       $ 61,876      $2,084,391
                              ========       ========       ========      ==========

  The accompanying notes are an integral part of these financial statements.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1996
                            (in thousands of dollars)
                                    --------

                                                                        U.S.
                                         Equity        Interest      Government                   International
                                         Index          Income       Obligations    Philip Morris    Equity
                                          Fund           Fund            Fund        Stock Fund       Fund
                                     ------------- -------------  -------------  -------------  -------------
ADDITIONS:
  Employer contributions             $      28,433 $      24,068  $       8,864  $      24,783  $       1,175
  Employee contributions                     9,201         7,076          1,440          8,414            813
  Allocated share of Trust
    investment activities:
      Interest income                            5        41,640          2,923            875              1
      Dividend income                                                                   31,315
      Net appreciation
        (depreciation) in
         fair value of investments         134,965                       (1,363)       143,433          1,743
                                     ------------- -------------  -------------  -------------  -------------
                                           134,970        41,640          1,560        175,623          1,744
                                     ------------- -------------  -------------  -------------  -------------

      Total additions                      172,604        72,784         11,864        208,820          3,732
                                     ------------- -------------  -------------  -------------  -------------
DEDUCTIONS:
  Distributions and
    withdrawals                            (23,813)      (32,396)        (2,101)       (21,486)          (404)
  General and administrative
    expenses                                  (284)         (408)           (89)          (260)           (67)
                                     ------------- -------------  -------------  -------------  -------------

      Total deductions                     (24,097)      (32,804)        (2,190)       (21,746)          (471)
                                     ------------- -------------  -------------  -------------  -------------

Net transfers among funds                    8,157        37,808         (1,282)       (96,589)        15,728
Net transfers between plans                    160           442             47            379             (5)
Participants' loans                         (8,368)       (6,586)        (1,157)        (7,645)          (224)
Participants' loan repayments                7,904         7,501            750          6,665            205
                                     ------------- -------------  -------------- -------------  -------------

      Net additions                        156,360        79,145          8,032         89,884         18,965

PLAN EQUITY:
  Beginning of year                        596,266       630,932         51,555        692,147          9,760
                                     ------------- -------------  -------------  -------------  -------------
  End of year                        $     752,626 $     710,077  $      59,587  $     782,031  $      28,725
                                     ============= =============  =============  =============  =============












































                                                      Growth      Participants'
                                       Balanced       Equity          Loan
                                         Fund          Fund          Account         Total
                                     ------------- -------------  -------------  -------------
ADDITIONS:
  Employer contributions             $       1,577 $       1,559                 $      90,459
  Employee contributions                       759         1,264                        28,967
  Allocated share of Trust
    investment activities:
      Interest income                            3             2  $       4,490         49,939
      Dividend income                        2,665         2,251                        36,231
      Net appreciation
        (depreciation) in
         fair value of investments           2,627         1,424                       282,829
                                     ------------- -------------  -------------  -------------
                                             5,295         3,677          4,490        368,999
                                     ------------- -------------  -------------  -------------

      Total additions                        7,631         6,500          4,490        488,425
                                     ------------- -------------  -------------  -------------
DEDUCTIONS:
  Distributions and
    withdrawals                               (924)         (697)        (2,735)       (84,556)
  General and administrative
    expenses                                   (24)          (24)                       (1,156)
                                     ------------- -------------  -------------  -------------

      Total deductions                        (948)         (721)        (2,735)       (85,712)
                                     ------------- -------------  -------------  -------------

Net transfers among funds                   22,148        14,030                             -
Net transfers between plans                                  (51)            42          1,014
Participants' loans                           (296)         (324)        24,600              -
Participants' loan repayments                  229           374        (23,628)             -
                                     ------------- -------------  -------------  -------------

      Net additions                         28,764        19,808          2,769        403,727

PLAN EQUITY:
  Beginning of year                         23,385        18,470         61,876      2,084,391
                                     ------------- -------------  -------------  -------------
  End of year                        $      52,149 $      38,278  $      64,645  $   2,488,118
                                     ============= =============  =============  =============

  The accompanying notes are an integral part of these financial statements.

                  PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     for the year ended December 31, 1995
                           (in thousands of dollars)

                                   --------

                                                                        U.S.
                                        Equity         Interest      Government                  International
                                        Index           Income      Obligations   Philip Morris      Equity
                                         Fund            Fund           Fund       Stock Fund         Fund
                                     -------------  -------------  -------------  -------------  -------------
ADDITIONS:
  Employer contributions             $      27,105  $      24,142  $       7,253  $      20,929  $         673
  Employee contributions                     7,375          7,305          1,261          6,038            112
  Allocated share of Trust
   investment activities:
    Interest income                              2         41,513          2,302            501
    Dividend income                              1                                       27,216
    Net appreciation
     (depreciation) in
      fair value of investments            158,624                         1,578        247,136            301
                                     -------------  -------------  -------------  -------------  -------------
                                           158,627         41,513          3,880        274,853            301
                                     -------------  -------------  -------------  -------------  -------------

    Total additions                        193,107         72,960         12,394        301,820          1,086
                                     -------------  -------------  -------------  -------------  -------------

DEDUCTIONS:
  Distributions and
   withdrawals                             (28,843)       (42,878)        (3,400)       (28,406)            (6)
  General and administrative
   expenses                                   (256)          (395)           (76)          (234)            (8)
                                     -------------  -------------  -------------  -------------  -------------
    Total deductions                       (29,099)       (43,273)        (3,476)       (28,640)           (14)
                                     -------------  -------------  -------------  -------------  -------------

Net transfers among funds                   (6,174)        (3,701)         2,975        (40,432)         8,705
Net transfers between plans                     47            271              3            300
Participants' loans                         (8,072)        (7,757)          (997)        (6,674)           (40)
Participants' loan repayments                6,644          7,227            609          5,388             23
                                     -------------  -------------  -------------  -------------  -------------

    Net additions                          156,453         25,727         11,508        231,762          9,760

PLAN EQUITY:
  Beginning of year                        439,813        605,205         40,047        460,385              -
                                     -------------  -------------  -------------  -------------  -------------
  End of year                        $     596,266  $     630,932  $      51,555  $     692,147  $       9,760
                                     =============  =============  =============  =============  =============

                                                       Growth      Participants'
                                       Balanced        Equity          Loan
                                         Fund           Fund          Account         Total
                                     -------------  -------------  -------------  -------------
ADDITIONS:
  Employer contributions             $         892  $         897                 $      81,891
  Employee contributions                       131            203                        22,425
  Allocated share of Trust
   investment activities:
    Interest income                                                $       3,426         47,744
    Dividend income                            856            978                        29,051
    Net appreciation
     (depreciation) in
      fair value of investments                406           (825)                      407,220
                                     -------------  -------------  -------------  -------------
                                             1,262            153          3,426        484,015
                                     -------------  -------------  -------------  -------------

    Total additions                          2,285          1,253          3,426        588,331
                                     -------------  -------------  -------------  -------------

DEDUCTIONS:
  Distributions and
   withdrawals                                (163)           (38)        (2,724)      (106,458)
  General and administrative
   expenses                                                                                (969)
                                     -------------  -------------  -------------  -------------
    Total deductions                          (163)           (38)        (2,724)      (107,427)
                                     -------------  -------------  -------------  -------------

Net transfers among funds                   21,335         17,292                             -
Net transfers between plans                                                   10            631
Participants' loans                           (120)          (100)        23,760              -
Participants' loan repayments                   48             63        (20,002)             -
                                     -------------  -------------  -------------  -------------

    Net additions                           23,385         18,470          4,470        481,535

PLAN EQUITY:
  Beginning of year                              -              -         57,406      1,602,856
                                     -------------  -------------  -------------  -------------
  End of year                        $      23,385  $      18,470  $      61,876  $   2,084,391
                                     =============  =============  =============  =============

  The accompanying notes are an integral part of these financial statements.

                  PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     for the year ended December 31, 1994
                           (in thousands of dollars)

                                   ---------

                                                                      U.S.
                                        Equity       Interest      Government                   Participants'
                                        Index         Income       Obligations   Philip Morris      Loan
                                         Fund          Fund           Fund         Stock Fund      Account        Total
                                    -------------  -------------  -------------  -------------  -------------  -------------
ADDITIONS:
  Employer contributions            $      25,514  $      25,342  $       5,365  $      18,127                 $      74,348
  Employee contributions                    7,463          7,670          1,077          6,363                        22,573
  Allocated share of Trust
   investment activities:
     Interest income                            3         39,718          1,434            153  $       3,892         45,200
     Dividend income                           31                                       23,427                        23,458
     Net appreciation
      (depreciation) in
       fair value of investments            6,005                          (567)        12,136                        17,574
                                    -------------  -------------  -------------  -------------  -------------  -------------
                                            6,039         39,718            867         35,716          3,892         86,232
                                    -------------  -------------  -------------  -------------  -------------  -------------

     Total additions                       39,016         72,730          7,309         60,206          3,892        183,153
                                    -------------  -------------  -------------  -------------  -------------  -------------
DEDUCTIONS:
  Distributions and
   withdrawals                            (37,150)       (60,486)        (4,190)       (38,379)        (5,370)      (145,575)
  General and administrative
   expenses                                  (206)          (341)           (67)          (174)                         (788)
                                    -------------  -------------  -------------  -------------  -------------  -------------

     Total deductions                     (37,356)       (60,827)        (4,257)       (38,553)        (5,370)      (146,363)
                                    -------------  -------------  -------------  -------------  -------------  -------------

Net transfers among funds                   3,184         25,329         (1,334)       (27,179)                          -
Net transfers between plans                    66            108              5             35              5            219
Participants' loans                        (6,178)        (6,473)          (759)        (4,535)        17,945            -
Participants' loan repayments               7,442          8,021            587          6,058        (22,108)           -
                                    -------------  -------------  -------------  -------------  -------------  -------------

     Net additions (deductions)             6,174         38,888          1,551         (3,968)        (5,636)        37,009

PLAN EQUITY:
  Beginning of year                       433,639        566,317         38,496        464,353         63,042      1,565,847
                                    -------------  -------------  -------------  -------------  -------------  -------------
  End of year                       $     439,813  $     605,205  $      40,047  $     460,385  $      57,406  $   1,602,856
                                    =============  =============  =============  =============  =============  =============



  The accompanying notes are an integral part of these financial statements.

                  PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS

1.   General Description of the Plan:

     The Philip Morris Deferred Profit-Sharing Plan (the "Plan") is a defined contribution plan maintained for the benefit of eligible non-union salaried and hourly employees of Philip Morris Companies Inc. (the "Company"), and certain of its domestic subsidiaries, including Philip Morris Incorporated and certain of its subsidiaries ("Philip Morris"), Miller Brewing Company and certain of its subsidiaries ("Miller"), Philip Morris Capital Corporation, Philip Morris Management Corp., and certain headquarters employees of Philip Morris International Inc. (collectively, the "Participating Companies"). The Plan is designed to provide eligible employees with an opportunity to share in the profits of their respective Participating Companies and to invest certain of their funds in a tax-advantaged manner. Employees of Kraft Foods, Inc. and its subsidiaries are not eligible to participate in the Plan.

     Eligible employees generally may make before-tax and after-tax contributions beginning on or after the January 1 following their respective dates of hire. Eligible employees who complete twenty-four months of accredited service are eligible to share in their Participating Company's contribution (the "Contribution") as described in Note 3. The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

     The administration of the Plan has generally been delegated to the Corporate Employee Benefit Committee of the Company (the "Committee") and the Senior Vice President, Human Resources and Administration of the Company (the "Administrator"). The Corporate Employee Plans Investment Committee of the Company (the "Investment Committee") is responsible for the selection of the investment options set forth below in which participants elect to invest their assets in the Plan and monitors the performance of these investment options. The Committee, the Administrator, and the Investment Committee are hereinafter collectively referred to as the "Fiduciaries".

     Assets of the Plan are co-invested with the assets of the Philip Morris Incorporated Deferred Profit-Sharing Plan (the "PMI Plan") and the assets of the Philip Morris Incorporated Deferred Profit-Sharing Plan for Craft Employees (the "PMI Craft Plan") in a commingled investment fund known as the Philip Morris Deferred Profit-Sharing Trust Fund (the "Trust") (see
     Note 7).

     Prior to June 20, 1995, participants had the option of investing their Plan Accounts (see Note 4) in ten percent increments in four funds. Effective July 10, 1995, participants have the option of investing their Plan Accounts in one percent increments in the following seven funds:

         EQUITY INDEX FUND - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

                  PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

         INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by Bankers Trust Company (the "Trustee") with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest. The assets of the Interest Income Fund are also invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates from original cost, but not in the event of a default of any security in the pool.

         U.S. GOVERNMENT OBLIGATIONS FUND - This fund includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies, and fully insured bank deposits. The average maturity of the U.S. Government securities in the U.S. Government Obligations Fund is approximately five years. Prior to July 15, 1995, the average maturity of the securities in this fund was two years.

         PHILIP MORRIS STOCK FUND - This fund is invested in the common stock of the Company (the "Common Stock") and short-term temporary investments.

         INTERNATIONAL EQUITY FUND - This fund is invested primarily in common stocks of the foreign companies that make up the Europe, Australia, and Far East (EAFE) index. The approximate allocation of stocks in the fund is 62 percent in Europe, three percent in Australia, and 35 percent in the Far East (including 26 percent in Japan).

         BALANCED FUND - This fund is invested primarily in a diversified mix of domestic and foreign stocks, investment grade bonds, international bonds, and investment grade money market funds. In general, the assets of the Balanced Fund may be invested according to the following mix: 40 percent to 70 percent in stocks, 20 percent to 55 percent in bonds, and zero percent to 25 percent in money market instruments.

         GROWTH EQUITY FUND - This fund is invested primarily in stocks of domestic and foreign companies considered to have better-than-average prospects for long term growth and with a history of, or commitment to, regular dividend payments.

    None of the foregoing funds guarantees a return to the participant. Prior to June 1, 1994, participants could change their investment elections three times during each calendar year. From June 1, 1994 to June 20, 1995, participants could change their investment elections once each month. Effective July 10, 1995, participants can change their investment elections daily.

                  PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

       Any Contribution and participant contributions made to a Plan Account established on and after January 1, 1992, for which no investment direction has been given are invested in the U.S. Government Obligations Fund. In all other cases, the Contribution and any participant contributions made to a Plan Account for which no investment direction has been given are invested in the Equity Index Fund.

       Each participant may vote all the shares of Common Stock held in his or her Plan Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

       At December 31, 1996 and 1995, there were 13,049 and 14,864 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                                   December 31,
                                                   -----------
                                                 1996        1995
                                                ------       ----
            Equity Index Fund                    9,085      8,878
            Interest Income Fund                 7,551      8,041
            U.S. Government Obligations Fund     2,468      2,416
            Philip Morris Stock Fund            10,171     10,336
            International Equity Fund            1,394        544
            Balanced Fund                        1,355        613
            Growth Equity Fund                   1,582        752

       Each participant is at all times fully vested in the balance of all of his or her Accounts, which includes a Company Account and may include Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts.

   2.  Summary of Significant Accounting Policies:

       Valuation of Trust Investments:

          Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds.

                  PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

         Investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by employer-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments at December 31, 1996 and 1995 was $1,027,592,000 and $910,649,000, respectively. The average yield and crediting interest rate of the Interest Income Fund was approximately seven percent for 1996 and 1995. The crediting interest rate for the pools of mortgaged-backed and asset-backed securities and other investments is reset periodically by the issuer based on the relationship between the contract value and the fair value of the underlying securities, but cannot be less than zero. The crediting interest rate for the investment contracts is either agreed-to in advance with the issuer or varies based on an agreed-to formula, but cannot be less than zero.

         Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. However, if trading in Common Stock has been suspended on the New York Stock Exchange and not resumed before the end of any trading day, the Trustee will use the composite price listed in The Wall Street Journal on the next business day. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

         Short-term temporary investments are generally carried at cost, which approximates fair value.

     Investment Transactions and Investment Income of the Trust:

         Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

         In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end (see
         Note 8).

3.   Contributions:

     The Contribution for the year is accrued by the Plan based upon the amount to be funded each year in accordance with the defined contribution formula noted below. Participants' contributions are recorded in the period in which they are withheld by the Participating Companies.

                  PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

       The Contribution on behalf of eligible employees of Philip Morris who have met the twenty-four month service requirement is an amount equal to the lesser of (1) three percent of the Operating Profit (defined below) of Philip Morris, less the amounts allocated for participants in the PMI Plan and the PMI Craft Plan or (2) 15 percent of the aggregate participant compensation for such year of the participants employed by Philip Morris among whom the Contribution is to be allocated. The Contribution on behalf of eligible employees of Miller who have met the twenty-four month service requirement is an amount equal to the lesser of
       (1) three percent of the Operating Profit of Miller, or (2) 15 percent of the aggregate participant compensation for such year of the participants employed by Miller among whom the Contribution is to be allocated.

       The Contribution by Philip Morris, expressed as a uniform percentage of aggregate participant compensation, is allocated ratably among participants (the "Philip Morris Contribution Percentage") according to their individual compensation. The Contribution by Miller, expressed as a uniform percentage of aggregate participant compensation, is allocated ratably among participants (the "Miller Contribution Percentage") according to their individual compensation.

       The Contribution on behalf of eligible employees of any other of the Participating Companies is the greater of (1) the Philip Morris Contribution Percentage, or (2) the Miller Contribution Percentage, multiplied in either case by aggregate participant compensation for such year of the participants of these other Participating Companies among whom the contribution is to be allocated. The aggregate of the Contribution to the Plan and the contributions to the PMI Plan and the PMI Craft Plan may not be more than three percent of consolidated earnings of the Company and its subsidiaries before income taxes and cumulative effect of any accounting change and provisions for deferred profit-sharing and incentive compensation plans.

       Operating Profit is defined as the earnings of Philip Morris or Miller, as the case may be, before cumulative effect of any accounting changes, discontinued operations and extraordinary items, interest and other debt expense, income taxes, amortization of goodwill, minority interest, unallocated corporate expenses, the amount of any deduction used in computing such earnings for the Contribution to the Plan and the contributions to the PMI Plan and the PMI Craft Plan and contributions to any incentive compensation plan.

       However, due to limitations under the Internal Revenue Code of 1986, as amended (the "Code"), certain amounts for highly compensated employees are not contributed to the Trust but are instead recorded as liabilities of the Participating Companies.

       No contribution is required from any participant under the Plan. Participants may make contributions on a before-tax and after-tax basis to the Plan. If a participant has not made the maximum after-tax contribution, he or she may make an additional lump sum contribution, subject to certain statutory limits. The percentage of compensation available for these contributions may vary from year-to-year and by Participating Company. The

                  PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

       aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code. The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 1996, a participant's before-tax contribution was limited to $9,500; for 1997, a participant's before-tax contribution will be limited to $9,500, with a limitation in each year of eight percent of compensation (11 percent in the case of employees of Miller) on the total amount of before-tax and after-tax contributions.

       While the Participating Companies have not expressed any intent to discontinue making the Contribution, they are free to do so at any time. The Contribution and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

       The Plan provides, in the event of a Change of Control (as defined in the Plan) of the Company, for a Contribution for the year in which the Change of Control occurs and for two years thereafter at least equal to the lesser of (a) the percentage of participants' compensation that was contributed to the Plan for the year prior to the year in which the Change of Control occurs or (b) 10 percent of the participants' applicable annual compensation.

   4.  Valuation of Participant Accounts:

       The Trustee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:

           Account                          Source
           -------                          ------
           Company Account                  Contributions

           Personal Before-Tax Account      Before-tax contributions

           Personal After-Tax Account       After-tax contributions

           Rollover Account                 Amounts transferred,
                                            directly or indirectly, from
                                            another plan qualified under
                                            Section 401(a) of the Code

           PAYSOP Account                   The account balance
                                            transferred from the Philip
                                            Morris Employee Stock
                                            Ownership Plan

           Loan Account                     Outstanding loans obtained
                                            from the Plan

       At the end of each month (effective July 10, 1995, each business day), the Trustee determines the current fair value of each of the investment funds in the Trust described in Note 1. The fair value of each participant's share in the Trust is determined with respect to their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts on the basis of their proportionate share in each investment fund.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

   5.  Withdrawals and Distributions:

       Participants may make withdrawals against their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts in accordance with the provisions outlined in the Plan.

       All withdrawals by participants are subject to approval of the Committee (or other administrator of the Plan acting pursuant to the Committee's delegated authority) and will not be permitted if they would have the effect of disqualifying the Plan and the related Trust from exemption from taxation.

       Distributions are made only in the event that a person ceases to be a participant. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to his or her Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts. Normally, distributions are made within one month after such termination.

       In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

   6.  Participants' Loans:

       The loan program permits participants to borrow from their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts under the Plan in accordance with the provisions outlined in the Plan.

       A participant's Loan Account equals the principal amount of his or her loans outstanding. The principal amount of loan repayments reduce the Loan Account and are added back to the participant's Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's current investment authorization.

       Participants' loans are carried at the original principal amount less principal repayments. Participants' loan repayments receivable represent amounts withheld by the Participating Companies from participants' compensation and not yet remitted to the Plan. Amounts to be disbursed under employee loan agreements are recorded as undistributed participants' loans as of the loan agreement date.

   7.  Investments Held by the Trust:

       In 1996 and 1995, $1,014,000 and $631,000 were transferred into the Plan, net of transfers out of the Plan, respectively, from the PMI Plan and the PMI Craft Plan as a result of employees being transferred between hourly and salaried status.

       The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 31, 1996 and 1995, were:

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                            (in thousands of dollars)
                                   (continued)


                                                        1996              1995
                                                        ----              ----
              Trust                                      68%               68%

              Equity Index Fund                          70%               70%
              Interest Income Fund                       65%               66%
              U.S. Government Obligations Fund           44%               45%
              Philip Morris Stock Fund                   72%               73%
              International Equity Fund                  87%               89%
              Balanced Fund                              91%               90%
              Growth Equity Fund                         87%               90%
              Participants' Loan Account                 51%               53%

       The Plan's approximate allocated share of the Trust's investment activities for the years ended December 31, 1996, 1995 and 1994, was 70 percent, 71 percent and 70 percent, respectively.

       Taxes and fees incurred by the Trust and most of the costs of administering the Plan and Trust paid to third parties are paid by the Trust. The following expenses are paid from the Plan's assets: investment management fees, brokerage commissions, trustee's fees, audit fees, recordkeeping fees and legal fees. For 1996 and 1995, the approximate amount of such expenses, expressed as a percentage of the average net assets of each fund under the Plan, are as follows:

                                                        1996              1995
                                                        ----              ----
              Equity Index Fund                        0.04%             0.05%
              Interest Income Fund                     0.06%             0.06%
              U.S. Government Obligations Fund         0.16%             0.17%
              Philip Morris Stock Fund                 0.04%             0.04%
              International Equity Fund                0.35%             0.08%
              Balanced Fund                            0.06%             0.00%
              Growth Equity Fund                       0.08%             0.00%

       Investments that represented five percent or more of total Trust assets as of December 31, 1996 and 1995, were:

                                                        1996              1995
                                                        ----              ----
              Philip Morris Stock Fund
                   Common Stock                      $1,017,594         $896,063
              Equity Index Fund
                   GEBT Equity Index Fund            $1,035,144         $819,834
              Interest Income Fund
                   Commonwealth Life Insurance Co.                      $149,205

       The GEBT Equity Index Fund currently includes Common Stock.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                            (in thousands of dollars)
                                   (continued)

    At December 31, 1996 and 1995, the financial position of the Trust was:

                                                                                  1996                        1995
                                                                             --------------              --------------
Assets:
    Investments at fair value:
       Equity Index Fund:
            GEBT Equity Index Fund
                 (cost $663,661 and $595,002)                                $    1,035,144              $      819,834
       Interest Income Fund:
            Investment contracts (at contract value)
                 (cost approximates contract value)                                 998,637                     878,131
            Short-term temporary investments
                 (cost approximates fair value)                                      58,829                      45,557
       U.S. Government Obligations Fund:
            Federal agency obligations
                 (cost $12,392 and $2,026)                                           12,212                       2,048
            Government securities
                 (cost $100,977 and $81,944)                                        100,773                      84,574
            Short-term temporary investments
                 (cost approximates fair value)                                       1,040                       8,532
       Philip Morris Stock Fund:
            Common stock
                 (cost $517,740 and $413,322)                                     1,017,594                     896,063
            Short-term temporary investments
                 (cost approximates fair value)                                      24,282                      14,433
       International Equity Fund:
            International Equity Fund
                 (cost $29,618 and $9,831)                                           31,548                      10,194
       Balanced Fund:
            Balanced Fund
                 (cost $53,125 and $24,452)                                          55,832                      24,865
       Growth Equity Fund:
            Growth Equity Fund
                 (cost $41,359 and $20,349)                                          42,018                      19,431

    Other investments:
       Participants' Loan Account:
             Loans to participants                                                  126,525                     117,604
                                                                             --------------              --------------

                 Total investments                                                3,504,434                   2,921,266

    Receivables:
       Investments sold                                                               8,388                         149
       Interest income                                                                9,211                       7,741
       Dividend income                                                               10,826                      10,040
                                                                             --------------              --------------

                 Total assets                                                     3,532,859                   2,939,196

Liabilities:
    Investments purchased                                                             6,116                       5,013
    Other payables                                                                    1,527                         118
                                                                             --------------              --------------

                 Net assets                                                  $    3,525,216              $    2,934,065
                                                                             ==============              ==============

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                            (in thousands of dollars)
                                   (continued)

The changes in the Trust net assets for the years ended December 31, 1996, 1995 and 1994, were:

                                                            1996                1995                1994
                                                         ----------          ----------          ----------
Additions:
  Employer contributions                                 $  144,224          $  127,873          $  156,080
  Employee contributions                                     38,823              33,393              29,484

Investment activities:
  Interest                                                   72,270              69,274              63,760
  Dividends                                                  48,968              39,053              31,039
  Interest on participant loans                               8,642               7,005               6,379
                                                         ----------          ----------          ----------
                                                            129,880             115,332             101,178
  Net appreciation
    in fair value of investments                            394,208             563,777              22,530
                                                         ----------          ----------          ----------
      Net investment activities                             524,088             679,109             123,708

Deductions:
  Distributions and withdrawals                            (114,236)           (149,624)           (267,720)
  General and administrative
    expenses                                                 (1,748)             (1,466)             (1,194)
                                                         ----------          ----------          ----------

Increase in Trust net assets                                591,151             689,285              40,358
Net assets:
  Beginning of year                                       2,934,065           2,244,780           2,204,422
                                                         ----------          ----------          ----------
  End of year                                            $3,525,216          $2,934,065          $2,244,780
                                                         ==========          ==========          ==========

                  PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                (in thousands of dollars, except per unit data)
                                  (continued)

The number of employee participation units and the net asset value per unit for the funds at December 31, 1996 and 1995, were:

                                                            U.S.
                                Equity      Interest     Government                  International                   Growth
                                Index        Income     Obligations   Philip Morris     Equity        Balanced       Equity
                                Fund          Fund          Fund       Stock Fund        Fund           Fund          Fund
                            ------------  ------------  ------------  -------------  -------------  ------------  ------------

1996: Net Assets            $  1,035,144  $  1,057,368  $    116,520  $   1,059,496  $      31,548  $     55,832  $     42,018
      Number of
       participation units       146,462       309,144        44,421        138,398         28,324        44,725        34,944
      Net asset value
       per unit             $     7.0677  $     3.4203  $     2.6231  $      7.6554  $      1.1138  $     1.2483  $     1.2024

1995:
      Net Assets            $    819,809  $    923,894  $     96,953  $     920,488  $      10,195  $     25,000  $     19,433
      Number of
       participation units       142,492       287,928        38,587        156,242         10,047        23,140        18,627
      Net asset value
       per unit             $     5.7534  $     3.2088  $     2.5126  $      5.8914  $      1.0147  $     1.0804  $     1.0433

                            Participants'
                                Loan
                               Account        Total
                            -------------  ------------

1996: Net Assets            $     127,290  $  3,525,216
      Number of
       participation units
      Net asset value
       per unit

1995:
      Net Assets            $     118,293  $  2,934,065
      Number of
       participation units
      Net asset value
       per unit

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                            (in thousands of dollars)
                                   (continued)

8. Net Appreciation (Depreciation) in Fair Value of Trust Investments:

   The realized gains and losses on disposals and changes in unrealized appreciation or depreciation of investments in the Trust for the years ended December 31, 1996, 1995, and 1994 were:


                                              U.S.
                              Equity       Government                       International                    Growth
                              Index        Obligations     Philip Morris       Equity         Balanced       Equity
                               Fund           Fund          Stock Fund          Fund            Fund          Fund         Total
                            ----------     -----------    --------------    -------------    ----------    ----------   -----------
1996
----
Realized gains:
  Proceeds                  $  154,267     $    90,198    $      912,475    $      13,482    $   17,103    $   19,723   $ 1,207,248
  Cost                         107,599          90,187           732,182           13,036        16,517        19,686       979,207
                            ----------     -----------    --------------    -------------    ----------    ----------   -----------
   Net realized gains           46,668              11           180,293              446           586            37       228,041
                            ----------     -----------    --------------    -------------    ----------    ----------   -----------
Unrealized appreciation
  (depreciation):
  Beginning of year            224,832           2,652           482,740              364          413           (919)      710,082
  End of year                  371,483            (384)          499,853            1,930        2,708            659       876,249
                            ----------     -----------    --------------    -------------    ----------    ----------   -----------
   Increase (Decrease)         146,651          (3,036)           17,113            1,566        2,295          1,578       166,167
                            ----------     -----------    --------------    -------------    ----------    ----------   -----------

Net appreciation
  (depreciation) in fair
  value of investments      $  193,319     $    (3,025)   $      197,406    $       2,012    $    2,881    $    1,615   $   394,208
                            ==========     ===========    ==============    =============    ==========    ==========   ===========

1995
----
Realized gains (losses):
  Proceeds                  $   86,846     $   170,836    $      237,900    $       1,592    $    1,848    $    2,211   $   501,233
  Cost                          73,684         170,697           200,477            1,616         1,817         2,205       450,496
                            ----------     -----------    --------------    -------------    ----------    ----------   -----------
   Net realized gains
    (losses)                    13,162             139            37,423              (24)           31             6        50,737
                            ----------     -----------    --------------    -------------    ----------    ----------   -----------

Unrealized appreciation
  (depreciation):
  Beginning of year              9,957            (753)          187,838                -             -             -       197,042
  End of year                  224,832           2,652           482,740              364           413          (919)      710,082
                            ----------     -----------    --------------    -------------    ----------    ----------   -----------
    Increase (Decrease)        214,875           3,405           294,902              364           413          (919)      513,040
                            ----------     -----------    --------------    -------------    ----------    ----------   -----------

Net appreciation
  (depreciation) in fair
  value of investments      $  228,037     $     3,544    $      332,325    $         340    $     444     $     (913)  $   563,777
                            ==========     ===========    ==============    =============    ==========    ==========   ===========

1994
----
Realized gains (losses):
  Proceeds                  $  712,663     $   195,232    $      161,885                -             -             -   $ 1,069,780
  Cost                         481,914         195,625           142,757                -             -             -       820,296
                            ----------     -----------    --------------    -------------    ----------    ----------   -----------
   Net realized gains
    (losses)                   230,749            (393)           19,128                -             -             -       249,484
                            ----------     -----------    --------------    -------------    ----------    ----------   -----------

Unrealized appreciation
  (depreciation):
  Beginning of year            232,189              78           191,729                -             -             -       423,996
  End of year                    9,957            (753)          187,838                -             -             -       197,042
                            ----------     -----------    --------------    -------------    ----------    ----------   -----------
    (Decrease)                (222,232)           (831)           (3,891)               -             -             -      (226,954)
                            ----------     -----------    --------------    -------------    ----------    ----------   -----------

Net appreciation
  (depreciation) in fair
  value of investments      $    8,517     $    (1,224)   $       15,237                -             -             -   $    22,530
                            ==========     ===========    ==============    =============    ==========    ==========   ===========


                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (concluded)

9.     Tax Status:

       The U.S. Treasury Department has determined that the Plan, as amended and in effect as of June 1, 1994, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Fiduciaries believe that the Plan continues to be administered in accordance with the applicable provisions of the Code.

       Therefore, participants will not be subject to income tax on the Contribution and before-tax contributions made on their behalf by the Participating Companies, nor on earnings credited to their Accounts until withdrawn or distributed.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefit Committee of Philip Morris Companies Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                        PHILIP MORRIS DEFERRED
                                         PROFIT-SHARING PLAN
                                           (Name of Plan)




                                   By    /s/ TIMOTHY A. SOMPOLSKI
                                     --------------------------------------
                                         Timothy A. Sompolski, Chairman,
                                      Corporate Employee Benefit Committee
                                         of Philip Morris Companies Inc.

Date:  April 14, 1997

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996

                   Column A                               Column B          Column C          Column D
                   --------                            ---------------   ---------------   ---------------
                                                         Face Amount          Cost
                                                          or Number         Basis of
Name of Issuer and Title of Issue                      of Shares/Units     Investments       Fair Value
---------------------------------                      ---------------   ---------------   ---------------
EQUITY INDEX FUND -- 29.54%

GEBT Equity Index Fund -- 29.54%                              608,639    $  663,660,884    $1,035,143,779
                                                                         --------------    --------------
      Total Equity Index Fund                                               663,660,884     1,035,143,779
                                                                         --------------    --------------
INTEREST INCOME FUND -- 30.18%

Investment Contracts -- 28.50%
(The amounts included in Column D for the investment contracts represent contract value, see Note 2.)

Participation Contracts with Institutions -- 18.00%

Prudential Life Insurance Company
   No. 5905-211             8.29%
   matures                  2/1/1997                          436,696           436,696           436,696
Bank of America
   No. SP1 212              9.47%
   matures                  7/31/1997                      20,874,552        20,874,552        20,874,552
Hartford Life Insurance Company
   No. 9067                 8.60%
   matures                  9/30/1997                      13,612,945        13,612,945        13,612,945
Prudential Life Insurance Company
   No. 5905-216             9.45%
   matures                  9/30/1997                      10,230,209        10,230,209        10,230,209
Commonwealth Life Insurance Company
   No. 00343 FR             8.68%
   matures                  2/28/1998                      23,596,288        23,596,288        23,596,288
New York Life Insurance Company
   No. 06121                8.50%
   matures                  3/1/1998                       55,054,606        55,054,606        55,054,606
Principal Mutual Life Insurance Company
   No. 74811-2              8.87%
   matures                  5/1/1998                       73,704,208        73,704,208        73,704,208
J P Morgan
   No. 95-06                8.10%
   matures                  9/25/1998                      16,561,600        16,561,600        16,561,600
Allstate Life Insurance Company
   No. 5421                 6.47%
   matures                  4/7/1999                       26,448,877        26,448,877        26,448,877
New York Life Insurance Company
   No. 06989                7.33%
   matures                  7/31/1999                      23,866,538        23,866,538        23,866,538
Principal Mutual Life Insurance Company
   No. 3-74811-4            5.82%
   matures                  9/6/1999                       35,644,859        35,644,859        35,644,859

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996

                   Column A                                                 Column B              Column C            Column D
                   --------                                             ---------------         -----------           --------
                                                                          Face Amount               Cost
                                                                           or Number              Basis of
Name of Issuer and Title of Issue                                       of Shares/Units         Investments           Fair Value
---------------------------------                                       ---------------         -----------           ----------

Participation Contracts with Institutions (continued)

Jackson National Life Insurance Company
  No. G-1036        6.91%
  matures           2/29/2000                                                  20,482,189    $     20,482,189     $     20,482,189
Security Life of Denver
  No. FA 0147       9.10%
  matures           8/1/2000                                                    1,785,076           1,785,076            1,785,076
Continental Assurance Company
  No. GP 24024      6.63%
  matures           8/31/2001                                                  25,021,994          25,021,994           25,021,994
Sun America Life Insurance Company
  No. 4697          6.67%
  matures           12/31/2001                                                 25,022,123          25,022,123           25,022,123
New York Life Insurance Company
  No. 20012         6.47%                                                      32,251,867          32,251,867           32,251,867
Metropolitan Life Insurance Company
  No. 12861         5.92%                                                      67,985,706          67,985,706           67,985,706
Massachusetts Mutual Life Insurance
  No. 10403         6.38%                                                     102,493,740         102,493,740          102,493,740
John Hancock Mutual Life Insurance
  No. 6435          5.76%                                                      55,531,615          55,531,615           55,531,615
                                                                                             ----------------     ----------------

        Total Contracts                                                                           630,605,688          630,605,688
                                                                                             ----------------     ----------------
Financial Institution Pools -- 10.50%

National Westminster Bank
 No. SAM 0104A    6.09%
  GEBT Short-Term Investment Fund                                                                     510,395              510,395
  Federal National Mortgage Association Remic
    matures         6/25/2005           6.25%                                                       1,806,687            1,806,687
  Federal National Mortgage Association Remic
    matures         8/25/2005           6.00%                                                         392,914              392,914
  Federal National Mortgage Association Remic
    matures         8/25/2012           5.60%                                                       1,203,048            1,203,048
  Federal National Mortgage Association Remic
    matures         8/25/2013           6.70%                                                       3,085,997            3,085,997
  Federal National Mortgage Association Remic
    matures         9/25/2015           6.00%                                                       1,795,603            1,795,603
  Federal National Mortgage Association Remic
    matures         6/25/2016           5.70%                                                       3,331,471            3,331,471
  Federal National Mortgage Association Remic
    matures         7/25/2016           5.65%                                                       1,786,660            1,786,660
  Federal National Mortgage Association Remic
    matures         1/25/2020           7.00%                                                         651,696              651,696
  Federal National Mortgage Association Pool
    matures         7/1/2008            7.00%                                                         794,663              794,663
  Federal National Mortgage Association Pool
    matures         8/1/2008            7.00%                                                         786,155              786,155

                                      S-2

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996


                                 Column A                              Column B          Column C           Column D
                                 --------                              --------          --------           --------
                                                                     Face Amount           Cost
                                                                      or Number          Basis of
Name of Issuer and Title of Issue                                  of Shares/Units      Investments         Fair Value
---------------------------------                                  ---------------      -----------         ----------

Financial Institution Pools (continued)
National Westminster Bank (continued)
    Federal National Mortgage Association Pool
      matures               1/1/2009                  6.50%                                $  130,951         $  130,951
    Federal National Mortgage Association Pool
      matures               2/1/2009                  6.50%                                   467,971            467,971
    Federal National Mortgage Association Pool
      matures               3/1/2009                  6.50%                                   156,592            156,592
    Federal National Mortgage Association Pool
      matures               5/1/2009                  6.50%                                   970,049            970,049
    Government National Mortgage Association Pool
      matures               12/15/2023                6.50%                                   216,921            216,921
    Government National Mortgage Association Pool
      matures               3/15/2024                 6.50%                                    71,552             71,552
    Government National Mortgage Association Pool
      matures               4/15/2024                 6.50%                                 1,355,747          1,355,747
    Government National Mortgage Association Pool
      matures               5/15/2024                 6.50%                                   974,030            974,030
    Federal Home Loan Mtg. Corporation
      matures               8/15/2005                 6.25%                                   903,623            903,623
    Federal Home Loan Mtg. Corporation
      matures               4/1/2008                  7.00%                                    97,151             97,151
    Federal Home Loan Mtg. Corporation
      matures               8/15/2008                 6.50%                                 1,291,763          1,291,763
    Federal Home Loan Mtg. Corporation
      matures               9/1/2008                  6.50%                                    35,158             35,158
    Federal Home Loan Mtg. Corporation
      matures               12/1/2008                 6.50%                                    37,183             37,183
    Federal Home Loan Mtg. Corporation
      matures               2/1/2009                  6.50%                                 1,548,450          1,548,450
    Federal Home Loan Mtg. Corporation
      matures               6/1/2009                  6.50%                                    67,189             67,189
    Federal Home Loan Mtg. Corporation
      matures               10/1/2010                 7.00%                                   199,105            199,105
    Federal Home Loan Mtg. Corporation
      matures               2/1/2011                  6.50%                                   105,824            105,824
    Federal Home Loan Mtg. Corporation
      matures               2/1/2011                  7.00%                                   603,612            603,612
    Federal Home Loan Mtg. Corporation
      matures               3/1/2011                  7.00%                                   970,059            970,059
    Federal Home Loan Mtg. Corporation
      matures               4/15/2011                 5.00%                                 1,350,351          1,350,351
    Federal Home Loan Mtg. Corporation
      matures               12/15/2015                6.50%                                 2,203,372          2,203,372
    Federal Home Loan Mtg. Corporation
      matures               6/15/2016                 7.00%                                   243,269            243,269
    Federal Home Loan Mtg. Corporation
      matures               1/15/2018                 6.00%                                 3,368,886          3,368,886
                                                                                           ----------         ----------

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996

                Column A                                             Column B           Column C             Column D
                --------                                          ---------------      -----------          ----------
                                                                    Face Amount           Cost
                                                                     or Number          Basis of
Name of Issuer and Title of Issue                                 of Shares/Units      Investments          Fair Value
---------------------------------                                 ---------------      -----------          ----------
Financial Institution Pools (continued)

National Westminster Bank (continued)

Total National Westminster Bank Contract                                             $     33,514,097    $     33,514,097
                                                                                     ----------------    ----------------
Trans America Life Insurance Company
  No. 76595       6.82%
    GEBT Short-Term Investment Fund                                                        18,717,784          18,717,784
    U. S. Treasury Note
      matures         6/30/1998           6.25%                                             3,497,979           3,497,979
    U. S. Treasury Note
      matures         9/30/1998           6.00%                                             4,427,208           4,427,208
    U. S. Treasury Note
      matures         12/31/1998          5.75%                                             4,504,186           4,504,186
    U. S. Treasury Note
      matures         5/15/1999           6.38%                                            27,843,172          27,843,172
    U. S. Treasury Note
      matures         11/15/1999          5.88%                                             2,290,790           2,290,790
    U. S. Treasury Note
      matures         6/30/2001           6.63%                                             6,174,477           6,174,477
    U. S. Treasury Note
      matures         9/30/2001           6.38%                                               697,972             697,972
    U. S. Treasury Note
      matures         12/31/2001          6.13%                                             8,989,315           8,989,315
    U. S. Treasury Note
      matures         5/15/2006           6.88%                                             3,982,173           3,982,173
    Federal National Mortgage Association Pool
      matures         11/1/2002           7.00%                                               139,371             139,371
    Federal National Mortgage Association Pool
      matures         4/1/2003            7.00%                                               377,578             377,578
    Federal National Mortgage Association Pool
      matures         5/1/2003            7.00%                                               480,579             480,579
    Federal National Mortgage Association Pool
      matures         6/1/2003            7.00%                                               855,028             855,028
    Federal National Mortgage Association Pool
      matures         4/1/2026            7.00%                                               326,446             326,446
    Federal National Mortgage Association Pool
      matures         5/1/2026            7.00%                                               472,857             472,857
    Federal National Mortgage Association Pool
      matures         6/1/2026            7.00%                                               454,543             454,543
    Federal National Mortgage Association Pool
      matures         7/1/2026            7.00%                                                25,244              25,244
    Federal National Mortgage Association Pool
      matures         8/1/2026            7.00%                                                84,020              84,020
    Federal National Mortgage Association Pool
      matures         9/1/2026            7.00%                                               417,536             417,536
    Federal National Mortgage Association Pool
      matures         10/1/2026           7.00%                                               613,078             613,078

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996


                   Column A                                     Column B            Column C          Column D
                   --------                                 ---------------       -----------        ----------
                                                              Face Amount            Cost
                                                               or Number           Basis of
Name of Issuer and Title of Issue                           of Shares/Units       Investments        Fair Value
---------------------------------                           ---------------       -----------        ----------
Financial Institution Pools (continued)

Trans America Life Insurance Company (continued)
  Federal National Mortgage Association Pool
   matures          12/1/2026           7.00%                                   $     2,399,547  $     2,399,547
  Federal National Mortgage Association
   matures          9/1/2021            8.00%                                         6,440,714        6,440,714
  Government National Mortgage Association
   matures          2/1/2021            9.00%                                         1,531,792        1,531,792
  Federal Home Loan Mtg. Corporation
   matures          5/1/2007            7.50%                                         2,821,730        2,821,730
  Federal Home Loan Mtg. Corporation
   matures          7/1/2026            6.50%                                         5,941,607        5,941,607
                                                                                ---------------  ---------------

Total Trans America Life Insurance Company Contract                                 104,506,726      104,506,726
                                                                                ---------------  ---------------

Commonwealth Life Insurance Company No. ADA00201TR, 6.14%,
Peoples Life Insurance Company No. BDA00292TR, 6.37% &
Trans America Life Insurance Company No. 76587, 5.62%
  GEBT Short-Term Investment Fund                                                    42,861,135       42,861,135
  U. S. Treasury Note
   matures          6/30/1998           6.25%                                         2,103,528        2,103,528
  U. S. Treasury Note
   matures          9/30/1998           6.00%                                        10,531,318       10,531,318
  U. S. Treasury Note
   matures          12/31/1998          5.75%                                        10,263,234       10,263,234
  U. S. Treasury Note
   matures          5/15/1999           6.38%                                        23,492,434       23,492,434
  U. S. Treasury Note
   matures          11/15/1999          5.88%                                        16,671,271       16,671,271
  U. S. Treasury Note
   matures          2/29/2000           7.13%                                         2,751,748        2,751,748
  U. S. Treasury Note
   matures          6/30/2001           6.63%                                        12,891,773       12,891,773
  U. S. Treasury Note
   matures          9/30/2001           6.38%                                         1,625,724        1,625,724
  U. S. Treasury Note
   matures          12/31/2001          6.13%                                        21,116,267       21,116,267
  U. S. Treasury Note
   matures          5/15/2006           6.88%                                           577,092          577,092
  U. S. Treasury Note
   matures          7/15/2006           7.00%                                           866,963          866,963
  Federal National Mortgage Association
   matures          1/1/2000            6.00%                                           811,411          811,411
  Federal National Mortgage Association
   matures          11/23/2001          6.35%                                           413,409          413,409
  Federal National Mortgage Association
   matures          9/9/2003            5.97%                                           252,085          252,085

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996

                     Column A                                    Column B             Column C              Column D
                     --------                                 ---------------       -----------            ----------
                                                                Face Amount             Cost
                                                                 or Number            Basis of
 Name of Issuer and Title of Issue                            of Shares/Units       Investments            Fair Value
 ---------------------------------                            ---------------       -----------            ----------

 Financial Institution Pools (continued)

 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company & Trans America Life Insurance Company (continued)
     Federal National Mortgage Association
       matures           10/25/2004        8.40%                                    $    1,041,722       $    1,041,722
     Federal National Mortgage Association
       matures           11/10/2004        8.63%                                           946,427              946,427
     Federal National Mortgage Association
       matures           9/1/2021          8.00%                                        13,038,238           13,038,238
     Federal National Mortgage Association
       matures           10/1/2021         9.50%                                           509,047              509,047
     Federal National Mortgage Association
       matures           12/1/2002         6.00%                                           890,285              890,285
     Federal National Mortgage Association Pool
       matures           2/1/2003          6.00%                                            83,751               83,751
     Federal National Mortgage Association Pool
       matures           3/1/2003          6.00%                                           611,686              611,686
     Federal National Mortgage Association Pool
       matures           4/1/2003          6.00%                                           290,350              290,350
     Federal National Mortgage Association Pool
       matures           1/1/2009          6.00%                                           384,227              384,227
     Federal National Mortgage Association Pool
       matures           2/1/2009          6.00%                                           452,169              452,169
     Federal National Mortgage Association Pool
       matures           7/1/2009          6.00%                                           697,749              697,749
     Federal National Mortgage Association Pool
       matures           5/1/2023          8.00%                                         3,168,661            3,168,661
     Federal National Mortgage Association Pool
       matures           12/1/2023         6.50%                                           500,889              500,889
     Federal National Mortgage Association Pool
       matures           2/1/2024          6.50%                                           228,556              228,556
     Federal National Mortgage Association Pool
       matures           2/1/2024          7.00%                                         2,737,974            2,737,974
     Federal National Mortgage Association Pool
       matures           4/1/2024          6.50%                                           137,943              137,943
     Federal National Mortgage Association Pool
       matures           5/1/2024          6.50%                                           510,452              510,452
     Federal National Mortgage Association Pool
       matures           6/1/2024          6.50%                                           571,249              571,249
     Federal National Mortgage Association Pool
       matures           7/1/2025          7.00%                                           654,547              654,547
     Federal National Mortgage Association Pool
       matures           8/1/2025          7.00%                                         2,727,673            2,727,673
     Federal National Mortgage Association Pool
       matures           4/1/2026          7.00%                                           505,887              505,887
     Federal National Mortgage Association Pool
       matures           5/1/2026          7.00%                                            98,491               98,491

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996


        Column A                                                  Column B               Column C              Column D
        --------                                               ---------------         -----------            ----------
                                                                 Face Amount               Cost
                                                                  or Number              Basis of
 Name of Issuer and Title of Issue                             of Shares/Units         Investments            Fair Value
 ---------------------------------                             ---------------         -----------            ----------
 Financial Institution Pools (continued)

 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company & Trans America Life Insurance Company (continued)
     Federal National Mortgage Association Pool
       matures           6/1/2026          7.00%                                   $         817,690        $          817,690
     Federal National Mortgage Association Pool
       matures           9/1/2026          7.00%                                              93,053                    93,053
     Federal National Mortgage Association Pool
       matures           10/1/2026         7.00%                                             317,589                   317,589
     Government National Mortgage Association Pool
       matures           11/15/2017        9.50%                                           4,516,642                 4,516,642
     Government National Mortgage Association Pool
       matures           9/15/2019         9.00%                                             110,643                   110,643
     Government National Mortgage Association Pool
       matures           11/15/2019        9.00%                                             147,676                   147,676
     Government National Mortgage Association Pool
       matures           1/15/2020         9.00%                                             344,423                   344,423
     Government National Mortgage Association Pool
       matures           6/15/2020         9.00%                                             209,849                   209,849
     Government National Mortgage Association Pool
       matures           9/15/2020         9.00%                                             129,279                   129,279
     Government National Mortgage Association Pool
       matures           4/15/2021         9.00%                                             111,113                   111,113
     Government National Mortgage Association Pool
       matures           5/15/2021         9.00%                                             238,682                   238,682
     Government National Mortgage Association Pool
       matures           8/15/2021         9.00%                                             337,372                   337,372
     Government National Mortgage Association Pool
       matures           9/15/2021         9.00%                                             228,213                   228,213
     Government National Mortgage Association Pool
       matures           10/20/2021        9.50%                                             792,202                   792,202
     Government National Mortgage Association Pool
       matures           8/15/2022         9.00%                                             196,819                   196,819
     Government National Mortgage Association Pool
       matures           5/15/2024         6.50%                                           1,505,405                 1,505,405
     Government National Mortgage Association Pool
       matures           7/15/2024         6.50%                                           2,004,744                 2,004,744
     Government National Mortgage Association Pool
       matures           1/15/2025         9.00%                                             657,857                   657,857
     Government National Mortgage Association
       matures           2/1/2021          9.00%                                             495,665                   495,665
     Government National Mortgage Association
       matures           2/1/2021          9.50%                                             101,751                   101,751
     Federal Home Loan Mtg. Corporation
       matures           11/15/2003        5.50%                                           5,647,444                 5,647,444
     Federal Home Loan Mtg. Corporation
       matures           6/1/2008          7.00%                                           1,804,435                 1,804,435

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996



       Column A                                               Column B                 Column C            Column D
       --------                                            ---------------           -----------          ----------
                                                             Face Amount                 Cost
                                                              or Number                Basis of
 Name of Issuer and Title of Issue                         of Shares/Units           Investments          Fair Value
 ---------------------------------                         ---------------           -----------          ----------
 Financial Institution Pools (continued)

 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company & Trans America Life Insurance Company (continued)
     Federal Home Loan Mtg. Corporation
       matures         11/1/2008           6.00%                               $        3,051,663    $       3,051,663
     Federal Home Loan Mtg. Corporation
       matures         3/1/2009            6.50%                                        1,122,434            1,122,434
     Federal Home Loan Mtg. Corporation
       matures         4/1/2009            6.50%                                          115,718              115,718
     Federal Home Loan Mtg. Corporation
       matures         10/1/2011           6.50%                                        1,756,797            1,756,797
     Federal Home Loan Mtg. Corporation
       matures         12/15/2019          6.00%                                          408,951              408,951
     Federal Home Loan Mtg. Corporation
       matures         4/15/2021           9.00%                                        1,261,712            1,261,712
     Federal Home Loan Mtg. Corporation
       matures         3/1/2026            6.50%                                          448,551              448,551
     Federal Home Loan Mtg. Corporation
       matures         7/1/2026            6.50%                                        1,105,502            1,105,502
     Banc One Auto TR
       matures         11/15/1997          6.85%                                          211,669              211,669
     Premier Auto TR
       matures         2/4/1999            7.15%                                        2,303,900            2,303,900
     Bayerische Landesbank Girozentrale
       matures         7/19/1999           6.55%                                        2,778,472            2,778,472
     Standard Credit Card Master TR
       matures         6/7/2000            6.75%                                          959,468              959,468
     Standard Credit Card Master TR
       matures         4/7/2001            6.80%                                          479,178              479,178
     Asian Development Bank NTS
       matures         5/2/2001            8.50%                                        1,796,214            1,796,214
     American Express Master TR
       matures         7/15/2001           5.38%                                        1,029,802            1,029,802
     MBNA Master Credit Card TR
       matures         1/15/2003           6.60%                                        1,937,553            1,937,553
     Japan Fin Corp
       matures         4/27/2005           7.38%                                        1,767,718            1,767,718
     International BK for Recon & Dev
       matures         7/21/2005           6.38%                                        1,965,011            1,965,011
     Bayerische Landesbank Girozentrale
       matures         2/1/2006            6.17%                                        2,019,112            2,019,112
     KFW Int'l Fin Inc
       matures         6/1/2006            8.20%                                        1,554,384            1,554,384
     General Electric Cap Corp
       matures         7/24/2008           8.50%                                          988,841              988,841
     Landesbank Hessen
       matures         11/10/2008          6.25%                                          831,268              831,268

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996




       Column A                                                Column B                  Column C           Column D
       --------                                              ------------              ------------         --------
                                                              Face Amount                  Cost
                                                               or Number                 Basis of
 Name of Issuer and Title of Issue                          of Shares/Units             Investments         Fair Value
 ---------------------------------                          ---------------             -----------         ----------
 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company & Trans America Life Insurance Company (continued)
     International BK for Recon & Dev
      matures          3/1/2026           8.88%                                      $       1,290,359    $      1,290,359
                                                                                     -----------------    ----------------

 Total Commonwealth, Peoples & Trans America Contracts                                     230,010,188         230,010,188
                                                                                     -----------------    ----------------

      Total Pools                                                                          368,031,011         368,031,011
                                                                                     -----------------    ----------------

      Total Investment Contracts                                                           998,636,699         998,636,699
                                                                                     -----------------    ----------------

 Short-Term Investments  --  1.68%

 GEBT Short-Term Investment Fund                                 58,828,795                 58,828,795          58,828,795
                                                                                     -----------------    ----------------

      Total Interest Income Fund                                                         1,057,465,494       1,057,465,494
                                                                                     -----------------    ----------------

 U.S. GOVERNMENT OBLIGATIONS FUND  --  3.25%

 Government Securities  --  2.88%

 United States Treasury Notes
  7.25%               due 2/15/1998                               9,000,000                  9,078,693           9,147,690
 United States Treasury Notes
  7.125%              due 9/30/1999                              16,125,000                 16,723,613          16,571,018
 United States Treasury Notes
  7.125%              due 2/29/2000                              16,625,000                 17,272,480          17,115,936
 United States Treasury Notes
  5.875%              due 6/30/2000                              16,700,000                 16,570,570          16,574,750
 United States Treasury Notes
  5.625%              due 2/28/2001                               3,000,000                  2,961,094           2,940,480
 United States Treasury Notes
  6.375%              due 8/15/2002                              18,550,000                 18,577,805          18,671,688
 United States Treasury Notes
  6.50%               due 5/15/2005                              11,750,000                 11,836,940          11,828,960
 United States Treasury Notes
  6.50%               due 8/15/2005                               5,000,000                  5,046,563           5,032,050
 United States Treasury Notes
  6.50%               due 10/15/2006                              2,875,000                  2,909,590           2,890,726
                                                                                     -----------------    ----------------

      Total Government Securities                                                          100,977,348         100,773,298
                                                                                     -----------------    ----------------

 Federal Agency Obligations  -- 0.35%

 Federal Home Loan Mtg. Corporation
  SER B  7.75%        due 1/27/1997                              10,520,000                  2,025,938           2,002,500
 Federal Home Loan Mtg. Corporation
  SER A  5.50%        due 2/2/2001                                2,000,000                 10,366,174          10,209,344
                                                                                     -----------------    ----------------

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996

                   Column A                            Column B             Column C          Column D
                   --------                            --------             --------          --------
                                                      Face Amount             Cost
                                                       or Number            Basis of
Name of Issuer and Title of Issue                   of Shares/Units       Investments         Fair Value
---------------------------------                   ---------------       -----------         ----------
   Total Federal Agency Obligations                                   $      12,392,112  $      12,211,844
                                                                      -----------------  -----------------

Short-Term Investments  --  0.02%

GEBT Short-Term Investment Fund                            1,040,405          1,040,405          1,040,405
                                                                      -----------------  -----------------

   Total U.S. Government Obligations Fund                                   114,409,865        114,025,547
                                                                      -----------------  -----------------

PHILIP MORRIS STOCK FUND  --  29.73%

Common Stock  --  29.04%

Tobacco  --  29.04%

Philip Morris Companies Inc.                               9,005,254 *      517,740,367      1,017,593,702

Short-Term Investments  --  0.69%

GEBT Short-Term Investment Fund                           24,281,628         24,281,628         24,281,628
                                                                      -----------------  -----------------

   Total Philip Morris Stock Fund                                           542,021,995      1,041,875,330
                                                                      -----------------  -----------------

* On February 26, 1997, Philip Morris
Companies Inc. announced a three-for-one split of its Common Stock, to be effected by a distribution on April 10, 1997, of two shares for each share held of record at the close of business on March 17, 1997.

INTERNATIONAL EQUITY FUND  --  0.90%

Japanese Equity Index Fund  --  0.24%                         97,655          9,511,364          8,315,278
Non Japanese Equity Index Fund --  0.66%                     158,244         20,106,362         23,232,728
                                                                      -----------------  -----------------

   Total International Equity Index Fund                                     29,617,726         31,548,006
                                                                      -----------------  -----------------

BALANCED FUND  --  1.59%

Balanced Fund  --  1.59%                                   4,668,274         53,124,737         55,832,553
                                                                      -----------------  -----------------

   Total Balanced Fund                                                       53,124,737         55,832,553
                                                                      -----------------  -----------------

GROWTH EQUITY FUND  --  1.20%

Growth Equity Fund  --  1.20%                              3,481,201         41,358,537         42,018,091
                                                                      -----------------  -----------------

   Total Growth Equity Fund                                                  41,358,537         42,018,091
                                                                      -----------------  -----------------

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1996

                   Column A                     Column B            Column C          Column D
                   --------                 ---------------       -----------        ----------
                                              Face Amount             Cost
                                               or Number            Basis of
Name of Issuer and Title of Issue           of Shares/Units       Investments        Fair Value
---------------------------------           ---------------       -----------        ----------
PARTICIPANTS' LOAN ACCOUNT -- 3.61%

Loans to Participants -- 3.61%                  126,524,962    $    126,524,962   $    126,524,962
                                                               ----------------   ----------------

    Total Participants' Loan Account                                126,524,962        126,524,962
                                                               ----------------   ----------------

    TOTAL INVESTMENTS                                          $  2,628,184,200   $  3,504,433,762
                                                               ================   ================